SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Veritone, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

92347M 10 0

(CUSIP Number)

Acacia Research Corporation

4 Park Plaza, Suite 550

Irvine, California 92614

(949) 480-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92347M 10 0	13D	Page 2 of 4

1	NAME OF REPORTING PERSON Acacia Research Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,120,432 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,120,432 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,120,432 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.35% (2)
14	TYPE OF REPORTING PERSON CO

(1)	The Reporting Person may be deemed to be part of a group with persons that are parties to that certain Voting Agreement described in Item 6 below but the Reporting Person disclaims beneficial ownership of the Shares held by such persons.
(2)	The percentage of class is based on 24,608,799 shares of Common Stock issued and outstanding as of October 31,2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

CUSIP No. 92347M 10 0	13D	Page 3 of 4

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the responses to each other item, as applicable.

This statement constitutes Amendment No. 7 (“Amendment No. 7”) to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Acacia Research Corporation (“Acacia” or the “Reporting Person”) on August 31, 2018, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2018, Amendment No. 2 to Schedule 13D filed on December 17, 2018, Amendment No. 3 to Schedule 13D filed on January 15, 2019, Amendment No. 4 filed on March 7, 2019, Amendment No. 5 filed on April 9, 2019 and Amendment No. 6 filed on July 29, 2019 (as amended, the “Original Schedule 13D”), relating to the shares of Common Stock, par value $0.001 (the “Shares”), of Veritone, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 7 amends the Original Schedule 13D as specifically set forth herein, and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2(a) of the Original Schedule 13D is hereby amended to add the following sentence to the end of Item 2(a):

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The first sentence of Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

As of the date hereof, the Reporting Person may be deemed to beneficially own an aggregate of 1,120,432 Shares after completing the following transactions (collectively, the “Sale”):

Trade Date	Shares Purchased (Sold)	Price Per Share
11/18/2019	(20,600)	$3.2012
11/20/2019	(48,548)	$3.2197
11/26/2019	(33,400)	$3.2928
2/25/2020	(37,251)	$2.9919
2/26/2020	(11,420)	$3.0010
2/27/2020	(15,919)	$2.8532
2/28/2020	(45,000)	$2.5860
3/2/2020	(20,410)	$2.8720
3/4/2020	(88,000)	$3.3939
3/5/2020	(80,449)	$3.0829

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) The percentage of Shares beneficially owned by each Reporting Person is based on 24,608,799 Shares issued and outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

The information contained on the cover page(s) of this Statement on Schedule 13D for the beneficial ownership of the Reporting Person is incorporated herein by reference. The Reporting Person beneficially owns an aggregate of 1,120,432 Shares underlying warrants to purchase common stock, representing 4.35% of the Shares. The Reporting Person has sole voting and dispositive power with respect to all 1,120,432 Shares held by the Reporting Person.

Item 5(c) of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(c) The Reporting Person has not effected any transaction with respect to Shares of the Issuer during the past 60 days, other than the Sale as described in Item 3 above.

Item 5(e) of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(e) As of March 5, 2020, the Reporting Person is no longer deemed to beneficially own more than five percent of the outstanding Shares.

CUSIP No. 92347M 10 0	13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2020

ACACIA RESEARCH CORPORATION

By:	/s/ Alfred V. Tobia, Jr.
President & Chief Investment Officer

4

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship or jurisdiction of each executive officer or director of the Reporting Person (the "Instruction C Persons"). To the best of the Reporting Person's knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D except as otherwise disclosed herein.

Acacia Research Corporation

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Clifford Press	Chief Executive Officer and Director	Managing Member of OPP, LLC	United States	767 Third Avenue, 15th Floor, New York, NY 10017
Alfred V. Tobia, Jr.	President, Chief Investment Officer and Director	Co-Founder and Portfolio Manager of Sidus Investment Management, LLC	United States	767 Third Avenue, 15th Floor, New York, NY 10017
Marc W. Booth	Chief Intellectual Property Officer	Chief Intellectual Property Officer of the Reporting Person	United States	4 Park Plaza, Suite 550, Irvine, CA 92614
Maureen O'Connell	Director	Director of the Reporting Person	United States	4 Park Plaza, Suite 550, Irvine, CA 92614
Luis E. Rinaldini	Director	Chief Executive Officer of Groton Partners LLC	United Kingdom	151 Post Road, Old Westbury, NY 11568
Isaac T. Kholberg	Director	Senior Associate Provost and Chief Technology Development Officer at Harvard University	United States	1350 Massachusetts Ave, Suite 847, Cambridge, MA 02138
Katharine Wolanyk	Director	Managing Director at Burford Capital, LLC	United States	353 N. Clark Street, Suite 2700 Chicago, IL 60654
Jonathan Sagal	Director	Managing Director at Starboard Value LP	United States	777 Third Avenue, 18th Floor, New York, NY 10017